UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2021

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

7625 S. Peoria Street, Suite 216A
Englewood, CO	80112
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 1 -

OTHER INFORMATION	- 6 -

INTERIM FINANCIAL STATEMENTS	- 7 -

In this Semi-Annual Report, references to “XTI,” “we,” “us,” “our,” or the “Company” mean XTI Aircraft Company.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operation in conjunction with our financial statements and the related notes included in this Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

General Information

The Company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the initial conceptual engineering report for the TriFan 600 in April 2014 and completed our associated business plan in December 2014. As the date of the filing, the design has been updated along with the Company’s business plan.

Plan of Operations and Operating Results

The Company developed a detailed plan to complete its preliminary design phase, hire key members of its team and complete detailed design and development work to support the completion of a full-scale prototype test aircraft. In 2021, pandemic restrictions curtailed further testing of the 65% scale model. Until then, the Company expected that this version’s full-scale aircraft to take approximately 2 years to produce and the Company would require $25 million in total funding during this period.

However, at the date of the filing of this report, the Company has completed a preliminary design review (“PDR”) which resulted in modifications to the design of the aircraft which will, in turn, require an updated test aircraft. This would require an estimated $40 million of additional financing and take approximately 2 years depending largely on the timing receipt of such financing.

The Company has increased the sale price of the aircraft from approximately $6.5 million to $7.5 million. We believe this change in expected sale price should not affect (i) expected margin nor (ii) the potential market for our aircraft. We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2025 or later.

As June 30, 2021, we received orders for aircraft which generated $2,730,000 of cash from a combination of deposits and convertible notes. These funds will not be recorded as revenue until the orders for aircraft are delivered which may not be for many years or at all if we do not deliver the aircraft. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. Customers’ request for return of their refundable deposits could adversely affect the Company’s liquidity resources and the Company may be financially unable to return such deposits.

With the receipt of financing during 2021, the Company commenced operations by hiring a number of employees and consultants to accelerate the development of the aircraft. The Company intends to continue our design and development efforts by engaging key supply partners:

•	Establish vendors of key components of the full-scale proof of concept aircraft

•	Commission and complete trade studies

1

•	Complete preliminary design of critical path systems

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the Company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Attend and exhibit at major international trade shows as pandemic restrictions start to lift and as these events re-commence live

•	Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the Company to raise additional capital in the future.

We execute our spending plans in each of these areas to be scalable to the amount of financing that we raise from investors. The Company will need additional capital to complete our development of the proof of concept and beyond as discussed above and is pursuing multiple alternatives (short/long term, equity and debt) for such funding

Six-Months Ended June 30, 2021 Compared to Six-Months Ended June 30, 2020.

Operating expenses for the six-months ended June 30, 2021 increased by $1,242,054 or approximately 265% compared to the six-months ended June 30, 2020. The principal drivers of the increase in spending came from (i) an increase in stock compensation expense of $925,839 included within general and administrative expenses and (ii) increases in research and development and marketing expenditures as the Company received additional funding in 2021. Research and development costs to advance development of the TriFan 600 increased from $7,809 to $113,861 (an increase of $106,052). Selling and marketing expense increased from $3,793 to $101,163 (an increase of $97,370). General and administrative costs increased from $457,116 to $1,495,748 (an increase of $1,038,632). This increase in G&A was primarily attributed to issuing more stock options and warrants to members of the executive management team and other service providers as compensation for services.

Interest expense for this time period increased from $134,119 to $231,734 as we recognized increased accretion of debt discount between the two periods. Interest expense in the six-months ended June 30, 2021 and 2020 included accretion of debt discount of $115,751 and $48,917, respectively, associated with options and warrants granted with the convertible notes.

As a result, our net loss for the six-months ended June 30, 2021 was ($1,951,727) as compared to a net loss of ($602,837) for the six-months ended June 30, 2020, an increase of approximately 224%. Our accumulated deficit as of June 30, 2021 was ($15,922,231).

Liquidity and Capital Resources

Sources of Liquidity

We have incurred net losses and negative operating cash flows from operations since inception, and we expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations. To date, we have funded our operations primarily with proceeds from the Joint Venture with Xeriant, Inc. that commenced in 2021 (see further discussion below under “Cash Flows”), customer reservation deposits, and issuance of common shares and convertible notes.

2

Until we generate sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financing to fund any future remaining capital needs. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those and common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past, and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

Our principal uses of cash in recent periods were to fund our research and development activities, business development, and support services. Currently, the company requires additional capital to continue operations, and is receiving funding from private investors. If we do not continue to receive such funding from private investors or through a new Regulation A or Regulation CF Offering, we anticipate that the company would run out of funding in the fourth quarter 2022 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the Company at different terms than those in previous Regulation A and Regulation CF offerings. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Cash Flows

As of June 30, 2021, we had cash of $3,756,660 and a working capital deficit of ($504,304) as compared to cash of $122,899 and a working capital deficit of ($3,532,343) as of December 31, 2020. Additional current assets include $79,153 held in escrow from the sale of securities under the Regulation CF Offering.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended
	June 30,
	2021	2020
Net cash provided by (used in) operating activities	$21,517	$(149,228)
Net cash used in investing activities	(7,726)	-
Net cash provided by financing activities	3,619,970	193,630

Net increase in cash	3,633,761	44,402

Cash - beginning of period	122,899	4,726

Cash - end of period	$3,756,660	$49,128

Net Cash Used in Operating Activities - 2021

Net cash provided by operating activities for the six-months ended June 30, 2021 was $21,517, consisting primarily of a net loss of $1,951,727, adjusted for non-cash items and statement of operations impact from investing and financing activities which includes $1,067,022 stock-based compensation expense, $21,987 amortization expense, $115,751 debt discount accretion, and a net increase in our net working capital of $768,484. The net increase in our net working capital was primarily driven by the company receiving $824,975 in proceeds from aircraft reservation deposits during the first six months of 2021.

3

Net Cash Used in Investing Activities - 2021

Net cash used in investing activities for the six-months ended June 30, 2021 was legal costs incurred relating to our patents.

Net Cash Provided by Financing Activities - 2021

During the six-months ended June 30, 2021, the Company received $2,500,000 in proceeds from the issuance of convertible notes to a syndicate of individual investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

During the six-months ended June 30, 2021, the Company received $225,000 in additional funding from Robert Denehy, a related party, in exchange for a new convertible promissory note which replaced an existing convertible promissory note. The new convertible note has a principal amount of $1,254,529 with a maturity date of December 31, 2023 and bears interest at a rate of 10.0% per annum. Mr. Denehy has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023. The convertible note with Mr. Denehy was included as Exhibit 6.14 to our Offering Statement on the Form 1-A.

As with the six-months ended June 30, 2020, for the six-months ended June 30, 2021, we received funding through the sale of common stock to investors under Regulation CF. These sales accounted for net proceeds of $475,772.

On May 31, 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. (“Xeriant”) to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture (“JV”). Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant’s investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company’s fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company (“SPAC” transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of June 30, 2021, the Company received $310,880 in funding from the JV.

The Company also received $225,000 from the issuance of 160,000 shares of common stock between $1.30 and $1.50 per share during the six-months ended June 30, 2021.

In terms of cash outflows relating to financing activities, we repaid $40,097 in net borrowings under a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. We also repaid $76,585 in promissory notes.

Cash Activity – 2020

For the six-months ended June 30, 2020, the Company received funding from Regulation CF Offering ($150,069), proceeds from a SBA loan ($65,000) and from the revolving-line-of credit with Mr. Brody ($9,900), and proceeds from funds held in escrow relating to a previous Regulation A offering ($3,279). The funding was partially offset by cash used in operations ($149,228) and by debt repayments ($34,618).

4

On June 9, 2020, the Company received a loan offered by the U.S. Small Business Administration (the "SBA") under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic. The principal amount of the EIDL Loan is $65,000, with proceeds used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue from the date of the EIDL Loan. Installment payments, including principal and interest, are due monthly beginning June 2021 in the amount of $317. The balance of principal and interest is payable 30 years from the date of the EIDL Loan. The EIDL Loan is secured by a security interest on all of the Company’s inventory and equipment. In addition, the Company received a grant from the SBA for $10,000 on April 30, 2020. This amount does not need to be repaid by the Company and does not bear interest.

Engineering and Development to Date

XTI plans to seek certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. The Company then built a 65% scale prototype using an all-electric propulsion system and in May 2019 began initial hover tests.  The prototype was successfully hover-tested multiple times.  Constraints on financial resources and the shutdown of facilities due to the pandemic led the Company to suspend further testing and engineering development in 2020.  Subsequent to raising the 2021 financing (see MD&A), the Company identified and hired a number of engineers (individuals and consultants) who previously served the Company as consultants to establish its core engineering organization. Key individual engineers were transitioned to full-time employment in August 2021. Leading the team is Michael Hinderberger who serves as SVP Engineering and Technology.  XTI subsequently expanded its engineering team to approximately twenty-five engineers. The Company also retained consulting firms to provide specialized engineering technical knowledge to complement its in-house team.

Upon the retention of a full-time engineering team, the Company finalized a detailed plan to complete its PDR, a phase which sets the stage for detailed design and test procedures development. This phase commenced in 2021 and was completed in February 2022, leading to a number of design updates required to deliver the performance goals established for the TriFan 600.

The Company updated the exterior design of the TriFan 600 resulting in improvement to the propulsion system, the wing fans location and the horizontal tail, all of which had a positive impact on the performance and efficiency of the aircraft.  Design and engineering for other systems, including the landing gear, cockpit visibility, cabin sizing and structural integrity were also advanced significantly during 2021.

During the 2021 process of design discovery and analysis, the team concluded that achieving optimum performance of the full-scale TriFan 600 would not be possible with a hybrid-electric propulsion system until further advances in battery power.  The Company began to explore, as an alternative, the utilization of hydrogen fuel cells in order to retain the TriFan 600’s stated mission profile of substantially reducing CO2 emissions. While a hydrogen fuel cell would also enable significant reduction in carbon emissions per nautical mile compared to today’s petroleum-powered jet aircraft and helicopters, the development of hydrogen fuel cells -- along with the related infrastructure, cost, regulatory approvals and other factors needed for that type of hybrid-electric configuration – has not yet reached commercial maturity.  To adhere to the Company’s target timeline for obtaining Federal Aviation Administration (“FAA”) certification for the TriFan 600 in the 2026 time period, the Company is continuing to pursue development of the TriFan 600 with a propulsion system consisting of two certified “off-the-shelf” turbine engines. Current engine suppliers have stated that these engines will be able to burn sustainable aircraft fuel (“SAF”), which would allow the TriFan 600 to deliver significant CO2 emissions reduction using this alternative design. The Company is also monitoring advances and analyzing hybrid-electric propulsion using hydrogen fuel cells.

The PDR phase included the identification of the Company’s supply chain. The team, through the design phase, has identified and started negotiating with key suppliers globally to support each of the components or systems of the TriFan 600, requesting proposals from each. Consequently, a baseline bill-of-materials (“BOM”) has been established. The next target milestones include critical design review (“CDR”) and building a full-scale flight test aircraft. Achieving these milestones is fully dependent on the Company raising an additional $40 million of financing subsequent to the date of this filing. Completion of these two key milestones is estimated to take approximately two years. Following the completion of the first full-scale flight test aircraft, certification from the FAA is expected to take an additional eighteen months to two years to achieve.

5

OTHER INFORMATION

None

6

INTERIM FINANCIAL STATEMENTS

The balance sheets of XTI Aircraft Company for the six-months ended June 30, 2021 and fiscal year ended December 31, 2020, and the statements of operations, and cash flows of XTI Aircraft Company for the six-months ended June 30, 2021 and 2020 are included in this semi-annual report. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

7

XTI AIRCRAFT COMPANY

Balance Sheets -
As of June 30, 2021 (Unaudited) and December 31, 2020
Statement of Operations and Statements of Cash Flows -
For the Six Months Ended June 30, 2021 (Unaudited) and 2020 (Unaudited)

XTI AIRCRAFT COMPANY

XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2021	December 31,
	(Unaudited)	2020
Assets

Current assets
Cash	$3,756,660	$122,899
Escrow receivable	79,153	79,153
Total current assets	3,835,813	202,052

Non-current assets
Patent, net	303,823	308,863
Trademarks	7,518	7,518
Total non-current assets	311,341	316,381

Total assets	$4,147,154	$518,433

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$502,310	$586,885
Accounts payable - related party	907,100	1,306,422
Accrued and other current liabilities	6,328	48,704
Accrued interest	385,525	325,020
Customer deposits	1,114,945	289,970
Convertible and promissory notes - related party, current portion	813,176	837,444
Revolving line-of-credit - related party	45,695	85,791
Xeriant obligation	310,879	-
Warrant liability	254,159	254,159
Total current liabilities	4,340,117	3,734,395

Long-Term Liabilities
SBA loan	64,683	65,000
Convertible notes and promissory notes– related party, net of current portion, net of unamortized discounts and loan costs of $1,279,465 and $548,284 as of June 30, 2021 and December 31, 2020, respectively	3,149,047	1,160,482
Total liabilities	7,553,847	4,959,877

Commitments and contingencies

Stockholders’ deficit
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2021 and December 31, 2020, and 35,555,618 and 37,398,697 shares issued and outstanding, respectively	35,556	37,399
Additional paid-in capital - contribution from stockholder	12,479,982	10,606,431
Retained deficit	(15,922,231)	(15,085,274)
Total stockholders’ deficit	(3,406,693)	(4,441,444)

Total liabilities and stockholders’ deficit	$4,147,154	$518,433

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended
	June 30,
	(Unaudited)
	2021	2020
Operating expenses
Research and development	$113,861	$7,809
Selling and marketing	101,163	3,793
General and administrative	1,495,748	457,116
Total operating expenses	1,710,772	468,718

Operating loss	(1,710,772)	(468,718)

Interest expense	(231,734)	(134,119)
Loan cost amortization	(9,221)	-

Net loss	$(1,951,727)	$(602,837)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended
	June 30,
	(Unaudited)
	2021	2020
Cash flows from operating activities
Net loss	$(1,951,727)	$(602,837)
Adjustments to reconcile net loss to net cash used in operating activities
Amortization of intangible assets	12,766	7,083
Amortization of loan costs	9,221	-
Accretion of debt discount to interest expense	115,751	48,917
Stock compensation expense	1,067,022	141,183
Changes in operating assets and liabilities
Accounts payable	(84,575)	(20,124)
Accounts payable - related party	(36,791)	193,238
Accrued and other current liabilities	(42,376)	-
Customer deposits	824,975	-
Accrued interest	107,251	83,312
	1,973,244	453,609
Net cash provided by (used in) operating activities	21,517	(149,228)

Cash flows from investing activities
Patent	(7,726)	-
Net cash used in investing activities	(7,726)	-

Cash flows from financing activities
Borrowings (payments) on convertible notes, net of loan costs	2,725,000	(33,000)
Borrowings (payments) on promissory notes	(76,585)	74,900
Proceeds from Reg CF offering, net	475,772	150,069
Proceeds from amounts held in escrow	-	3,279
Payments on revolving line-of-credit	(40,097)	(1,618)
Proceeds from Joint Venture with Xeriant Inc.	310,880	-
Proceeds from common stock issuances	225,000	-
Net cash provided by financing activities	3,619,970	193,630

Net increase in cash	3,633,761	44,402

Cash - beginning of period	122,899	4,726

Cash - end of period	$3,756,660	$49,128

See notes to financial statements.

Xti aircraft company

Statements of Changes in Stockholders’ Deficit

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance at December 31, 2019	36,768,759	$36,769	$9,352,120	$(13,013,647)	$(3,624,758)
Issuance of shares through Reg CF offering ($1.50)	218,042	$218	$327,102		$327,320
Issuance of shares for compensation	86,667	$87	$129,913		$130,000
Issuance of previously legally obligated shares never issued	340,136	$340	$-		$340
Stock-based compensation - options			$302,820		$302,820
Stock-based compensation - warrants			$89,488		$89,488
Net Issuance of warrants with convertible note			$444,322		$444,322
Share adjustment	(14,907)	$(15)	$-		$(15)
Offering Costs			$(39,334)		$(39,334)
Net loss				$(2,071,627)	$(2,071,627)
Balance at December 31, 2020	37,398,697	37,399	10,606,431	(15,085,274)	(4,441,444)

Issuance of shares through Reg CF offering ($1.50)	344,747	$345	$477,427		$477,772
Issuance of common stock	160,000	$160	$224,840		$225,000
Stock-based compensation - options			$1,067,022		$1,067,022
Issuance of previously accrued stock option compensation			$362,531		$362,531
Issuance of stock options with convertible note			$529,362		$529,362
Net Issuance of warrants with convertible note			$326,791		$326,791
Forfeiture of common stock	(2,347,826)	$(2,348)	$2,348		$-
Offering Costs			$(2,000)		$(2,000)
Adoption of ASU 2020-06 - reversal of Prior Year BCF			$(1,114,770)	$1,114,770	$-
Net loss				$(1,951,727)	$(1,951,727)
Balance at June 30, 2021	35,555,618	35,556	12,479,982	(15,922,231)	(3,406,693)

See notes to financial statements.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned a development-stage aircraft manufacturer incorporated in Delaware in 2009 to develop vertical takeoff and landing (VTOL) airplanes. XTI is creating a revolutionary solution for the aviation industry. Once developed, this VTOL airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2021, the Company has cash totaling $3,756,660 current liabilities totaling $4,340,117, and inception-to-date losses totaling $15,922,231, raising substantial doubt about the Company’s ability to continue as a going concern. We anticipate that the Company would run out of funding during the fourth quarter of 2022 based on our current cash balance and burn rate.

In order for the Company to continue as a going concern, management’s plan is to expand its financing plans to include potential additional private placement closings and additional investments under Regulations A or CF offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of June 30, 2021, $390,700 of patents had been awarded. Amortization expense of $12,766 and $7,083 has been recorded for the six-month period ended June 30, 2021 and 2020, respectively. For pending patents and trademarks, the Company will begin amortizing over their respective useful lives once awarded.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

Research and Development

Research and development costs of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan and include, costs of consulting, computer expenses and software costs. For the six months ended June 30, 2021 and 2020, the Company incurred research and development cost expenses of $113,861 and $7,809, respectively.

Selling and Marketing

The cost of selling and marketing is expensed as incurred. For the six months ended June 30, 2021 and 2020, the Company incurred selling and marketing expenses of $101,163 and $3793, respectively. As of June 30, 2021 and 2020, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

General and Administrative

General and administrative expenses primarily consist of stock-based compensation of $1,067,022 and $141,183 for the six-months ended June 30, 2021 and 2020, respectively, relating to awards to executive management and other consultants. Other costs include contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including rent, information technology costs and utilities.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2021.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies (continued)

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2021 and 2020.

New Accounting Pronouncements

On August 5, 2020, the FASB issued Accounting Standards Update 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies accounting for convertible instruments by removing the Beneficial Conversion Feature (BCF) separation model required under current U.S. Generally Accepted Accounting Principles (GAAP). The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company elected to early adopt ASU 2020-06 and therefore applied the guidance to convertible debt instruments outstanding in which a BCF was previously recognized. The Company elected the modified retrospective method of adoption which resulted in a $1,114,770 adjustment to the opening balance of retained earnings and APIC as of January 1, 2021.

Note 2 – Joint Venture

On May 31, 2021, the Company entered into a joint venture agreement with Xeriant, Inc. ("Xeriant"). Under the agreement, Xeriant will assist the Company with advancing the design and development of the TriFan 600 through a joint venture (the "JV"). The JV is managed by a management committee of five persons, three appointed by Xeriant, and two appointed by the Company. Each of Xeriant and the Company has a 50% interest in the JV. In exchange for its interests, the Company issued a non-exclusive license for the Company's patents to the JV for the purposes of carrying out the purpose of the joint venture agreement.

Per the JV agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture (“JV”). Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant’s investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company’s fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company (“SPAC” transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of June 30, 2021, the Company received $310,880 in funding from the JV.

The Company considered ASC 480-10, Distinguishing Liabilities from Equity, and determined the financing arrangement with Xeriant through the Joint Venture is liability classified since the obligation must be settle by issuing a variable number of the Company’s equity shares. Furthermore, the Company considered ASC 815, Derivatives and Hedging, and determined the obligation should be recorded at fair value and marked to market periodically. The Company did not record a fair value adjustment as of June 30, 2021 as the adjustment amount was immaterial.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 3 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. As of June 30, 2021, the balance on the revolving line-of-credit was $45,695 and accrued interest payable was $18,609. As of December 31, 2020, the balance on the revolving line-of-credit was $85,791 and accrued interest payable was $17,667.

On December 31, 2021, the revolving-line-of-credit was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note (See Note 8).

Note 4 – Convertible and Promissory Notes – Related Party

The following table summarizes the status of the Company’s related party convertible and promissory notes as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Current:
Convertible Note - 2015 [a]	$763,176	$763,176
Convertible Note - 2015 [b]	-	24,268
Promissory Note - 2019 [c]	50,000	50,000
Convertible and promissory notes - related party	$813,176	$837,444

Long-term:
Convertible Note - 2021 [d]	$2,500,000	$-
Convertible Note - 2017 [e]	1,254,529	982,782
Convertible Note - 2018 [f]	550,000	550,000
Convertible Note - 2019 [g]	60,000	60,000
Convertible Note - 2017 [h]	30,000	30,000
Promissory Note - 2019 [i]	33,983	85,984
Unamortized Discounts	(1,137,320)	(548,284)
Unamortized Loan Costs	(142,145)	-
Convertible and promissory notes - related party	$3,149,047	$1,160,482

Convertible Note – 2015 [a]

In August 2015, the Company entered into a convertible note agreement with a stockholder. As of June 30, 2021, the convertible note had a principal amount of $763,176 and accrued interest amount of $133,555. The convertible note had a principal amount of $763,176 and accrued interest amount of $122,107 as of December 31, 2020.

On December 31, 2021, this convertible note was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note (See Note 8).

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Convertible Note – 2015 [b]

During 2015, the Company entered into a convertible note with a shareholder of the Company. In February 2019, the Company reached an agreement with the shareholder to retire the outstanding note in exchange for cash and the return of 2,347,826 shares of Common Stock held by the shareholder once all payments have been made. During the first six months of 2021, the Company fully repaid the note resulting in the 2,347,826 shares held by shareholder estate being returned to the Company.

As of December 31, 2020, the outstanding balance was $24,268 and accrued interest balance was $5,732.

Promissory Note – 2019 [c]

During 2019, the Company entered into a promissory note with a stockholder of the Company. As of June 30, 2021, the note had a principal amount of $50,000 and accrued interest amount of $4,875. The note had a principal amount of $50,000 and accrued interest amount of $3,375 as of December 31, 2020.

On December 31, 2021, this promissory note was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note (See Note 8).

Convertible Note – 2021 [d]

During 2021, the Company entered into convertible notes with a syndicate of individuals. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

This convertible note is presented on the balance sheet net of (i) unamortized discounts of $364,786 related to options issued in conjunction with this convertible note, and (ii) unamortized loan costs of $142,145 related to the origination costs of the loan, for a net carrying balance of $1,993,069 as of June 30, 2021.

The accrued interest payable balance was $10,484 as of June 30, 2021.

Convertible Note – 2017 [e]

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. During 2021, the principal and accrued interest on this note (totaling $1,029,539) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529 and maturity date of December 31, 2023. The original convertible note was cancelled as part of this new note.

The new note bears interest at a rate of 10.0% per annum, provided that on and after the maturity date interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. As of June 30, 2021 and December 31, 2020, accrued interest payable on this obligation was $31,363 and $20,605, respectively.

This convertible note is presented on the balance sheet net of unamortized discounts of $634,415 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $620,114 as of June 30, 2021.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2018 [f]

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as June 30, 2021 and December 31, 2020 was $550,000. As of June 30, 2021 and December 31, 2020, accrued interest payable on this obligation was $149,398 and $126,592, respectively.

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. This convertible note is presented on the balance sheet net of unamortized discounts of $122,513 related to the warrants issued for a net carrying balance of $427,487 as of June 30, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2019 [g]

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of June 30, 2021 and December 31, 2020 was $60,000. As of June 30, 2021 and December 31, 2020, accrued interest payable on this obligation was $15,941 and $12,325, respectively

This convertible note is presented on the balance sheet net of unamortized discounts of $15,606 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $44,394 as of June 30, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2017 [h]

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding on this obligation was $30,000 as of both June 30, 2021 and December 31, 2020. As of June 30, 2021 and December 31, 2020, accrued interest payable on this obligation was $8,729 and $6,961, respectively.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2022.

Promissory Note – 2019 [i]

During 2019, the Company converted outstanding payable balances owed to a consultant and shareholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of June 30, 2021 and December 31, 2020 was $33,983 and $85,984, respectively.

As of June 30, 2021 and December 31, 2020, accrued interest payable on this obligation was $9,856 and $8,240, respectively. The note matures on July 30, 2022.

SBA Loan

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050. The principal balance outstanding as of June 30, 2021 and December 31, 2020 was $64,683 and $65,000, respectively. As of June 30, 2021 and December 31 2020, accrued interest payable on this obligation was $2,715 and $1,416, respectively. The note is collateralized by tangible and intangible personal assets of the Company.

Note 5 – Stockholders’ Equity

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation CF Crowdfunding

On January 2, 2020, the Company initiated a new Reg CF filing that offered shares for sale at a value of $1.50 per share. During 2020, the Company completed closings under this Reg CF filing and sold 218,042 shares of common stock at a value of $1.50 per share for gross proceeds of $327,320 to 345 individual investors.

For the six-month period ended June 30, 2021, the Company completed closings under this Reg CF filing and sold 344,747 shares of common stock at a value between $1.36 and $1.50 per share for gross proceeds of $477,772 to 564 individual investors. For the six-month period ended June 30, 2020, the Company completed closings under Reg CF for gross proceeds of $150,069.

Proceeds of $79,153 were held in escrow as of June 30, 2021 and December 31, 2020, and recorded as an asset on the balance sheet.

Issuances and Forfeitures of Common Stock

During the six-month period ended June 30, 2021, the Company issued 160,000 shares of common stock between $1.30 and $1.50 per share for gross proceeds of $225,000. During 2021, an investor forfeited 2,347,826 common shares as part of a loan payoff agreement - See Convertible Note – 2015 [b] (Note 4).

Stock Option Plan

During 2017, the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”), which was amended in 2021 to increase the maximum shares eligible to be granted under the Plan. The Company may issue awards up to a maximum of 30,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Under the 2017 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company’s common stock, as determined by the Company’s Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

As of June 30, 2021, the Company had 6,942,066 fully vested options outstanding.

The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility - 86.5%; risk free yield between 0.36% and 1.26%; dividend rate - 0%; stock price - $1.50; exercise price - $1.50.

The total grant date fair value for options issued during the first six months of 2021 was $1,596,383, which $1,067,022 was recorded as stock-based compensation within general and administrative expenses.

During 2021 and in conjunction with the Convertible Note - 2021 [d] (Note 4), the Company issued options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the options determining the options are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the options was $529,361, which has been recorded as a debt discount and additional paid-in-capital on the balance sheet. The debt discount is being accreted to expense through the maturity date of May 23, 2024. For the six-months ended June 30, 2021, the Company accreted $13,210 of this debt discount to interest expense and $9,221 to loan cost amortization expense.

There was no unrecognized compensation expense as of June 30, 2021 or December 31, 2020 as all option shares were fully vested.

Warrants

The following table summarizes the status of the Company’s common stock warrants as of June 30, 2021 and changes during the period then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2019	1,196,889	$0.82
Granted	60,000	$0.01
Granted	491,391	$1.50
Cancelled	(214,500)	$1.50
Outstanding – December 31, 2020	1,533,780	$0.90
Granted	627,264	$1.50
Cancelled	(491,391)	$1.50
Expired	(100,000)	$1.00
Outstanding – June 30, 2021	1,569,653	$0.97

XTI AIRCRAFT COMPANY

Notes to Financial Statements

During 2020, the Company issued a service provider warrants for 60,000 shares of common stock at an exercise price of $0.01 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $89,488 which has been recorded to operating expenses and additional paid-in capital.

During 2021 and in conjunction with the Convertible Note 2017[e] (Note 4), the Company cancelled 491,391 warrants previously issued with an exercise price of $1.50 and issued 627,264 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $634,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2023. For the six-months ended June 30, 2021, the Company accreted $57,674 of this debt discount to interest expense.

Warrants granted during 2021 and 2020 were valued using the following Black-Scholes pricing model inputs:

	2021	2020
Risk Free Interest Rate	0.92% - 1.26%	0.55% - 1.67%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	86.50%	86.50%
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.01 - $1.10	$1.01 - $1.49

Note 6 - Related Party Transactions

See Notes 3 and 4 for disclosure of related party revolving line-of-credit, promissory notes, and convertible notes.

The Company conducted business with a vendor that is owned by the Company’s former CFO consultant and current stockholder. For the six months ended June 30, 2021 and 2020, the Company paid this vendor $0 and $23,100, respectively. The Company owed this vendor $27,600 as of both June 30, 2021 and December 31, 2020. The Company also owed its current CFO $0 and $5,000 as of June 30, 2021 and December 31, 2020, respectively.

The Company’s former CEO was engaged as a consultant prior to becoming an employee on August 1, 2021. For the six-months ended June 30, 2021 and 2020, the Company paid its CEO consulting fees of $150,000 and $0, respectively. The Company owed the CEO amounts of $725,000 and $1,112,531 in cash and equity as of June 30, 2021 and December 31, 2020, respectively, for compensation earned under a 2019 consulting agreement (which was replaced by an employment agreement effective August 1, 2021).

The Company’s founder and majority shareholder provides legal and strategic consulting services for the Company. During the first six months of 2021, the Company paid the founder $8,000 in consulting fees. As of June 30, 2021, the Company owed the founder $30,000.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $124,500 and $161,291 as of June 30, 2021 and December 31, 2020, respectively.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 7 – Commitments and Contingencies

Consulting Agreements

The Company has a commitment to pay its founder and shareholder, per a 2015 consulting agreement, a cash bonus of $200,000 upon the Company reaching $20 million in total debt and equity fundraising.

Note 8 – Subsequent Events

On December 31, 2021, the Company and the related party note holder agreed to combine the revolving-line-of-credit (Note 3), Convertible Note – 2015 [a] (Note 4), and Promissory Note – 2019 [c] (Note 4) into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4%

compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $20.0 million in total from investors;

•	$250,000 matures once the Company receives at least $25.0 million in total from investors;

•	$250,000 matures once the Company receives at least $30.0 million in total from investors; and

•	$257,323 matures once the Company receives at least $35.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date.

During 2022, the Company executed a purchase order with a customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

•	One third (1/3rd) of the Shares vested in 2022 upon execution of the purchase order agreement;

•	One third (1/3rd) of the Shares shall vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

•	One third (1/3rd) of the Shares shall vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.

There were no other subsequent events that required recognition or disclosure in the financial statements.

DEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denehy – November 1, 2018 (20)
Exhibit 6.18	Consulting Agreement with Robert LaBelle – January 1, 2019 (21)
Exhibit 6.19	Promissory Note with David E. Brody – November 14, 2019(22)
Exhibit 6.20	Xeriant Joint Venture Agreement
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (23)

(1) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419044535/tv529414_ex4.htm.

(6) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(21) Filed as an exhibit to the company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(22) Filed as an exhibit to the company’s Form 1-K available here,

https://www.sec.gov/Archives/edgar/data/1638850/000110465920052110/tm2017794d1_ex6-19.htm.

(23) Filed as an exhibit to the company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company

By David E. Brody,

Signature:	/s/ David E. Brody
Chairman of the Board
Date: July 11, 2022

This semi-annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman
Date: July 11, 2022

/s/ Charles Johnson
Charles Johnson, Director
Date: July 11, 2022